

SEC

17005934

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Processing
Section

FEB 2 7 2017

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SEC FILE NUMBER
8-26089

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/16 AND ENDING 12/31/16

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jones Trading Institutional Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32133 Lindero Canyon Road, Suite 208

(No. and Street)

Westlake Village	California	91361
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Trent McNair   (818) 879-8478

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP

(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Trent McNair _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JonesTrading Institutional Services LLC _____ , as of December 31 _____ , 20 16 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

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DOREEN TRACHY
Notary Public - California
Los Angeles County
Commission # 2148305
My Comm. Expires Apr 2, 2020
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_____
Signature

CFO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

JonesTrading Institutional Services LLC and Subsidiaries
For the Year Ended December 31, 2016

JonesTrading Institutional Services LLC and Subsidiaries

Consolidated Financial Statement and Supplemental Information

Year Ended December 31, 2016

Contents



ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of JonesTrading Institutional Services LLC

We have audited the accompanying statement of financial condition of JonesTrading Institutional Services LLC and Subsidiaries as of December 31, 2016 and the related notes to the financial statement. This financial statement is the responsibility of JonesTrading Institutional Services LLC and Subsidiaries' management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of JonesTrading Institutional Services LLC and Subsidiaries as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP

New York, NY
February 24, 2017

JonesTrading Institutional Services LLC and Subsidiaries

Consolidated Statement of Financial Condition

December 31, 2016

Assets

Cash (including approximately $441,000 on deposit with clearing brokers)	$ 8,832,390
Cash equivalents	14,742,440
	23,574,830
Due from brokers	20,696,342
Commission and other receivables	1,957,877
Prepaid expenses	1,020,493
Leasehold improvements and equipment, net	1,717,747
Other assets	8,697,992
Total assets	$ 57,665,281

Liabilities and members' equity

Trade accounts payable	$ 5,663,962
Accrued compensation payable	15,946,143
Accrued owners' distributions	3,093,215
Accrued profit-sharing	1,167,094
Accumulated rent obligation	326,758
Accrued income taxes	300,649
Total liabilities	26,497,821
Members' equity	33,330,657
Accumulated other comprehensive loss	(1,131,399)
Less: notes receivable due from members	(1,031,798)
Total members' equity	31,167,460
Total liabilities and members' equity	$ 57,665,281

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization

Nature of Business

JonesTrading Institutional Services LLC (the Company) is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).The Company is engaged in providing services as an institutional broker-dealer to its customers throughout the United States of America and Canada. The Company maintains its corporate office in Westlake Village, California, and branch offices throughout the United States of America. JonesTrading International Limited (JTIL), a wholly owned subsidiary, is located in London, England, and provides services throughout Europe. JonesTrading Canada, Inc. (JTC) another wholly owned subsidiary of the Company is incorporated in British Columbia, Canada and has its primary office in Toronto, ON.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statement includes the accounts of its wholly owned subsidiaries and all significant intercompany transactions and accounts have been eliminated in consolidation for the financial statement presentation.

Basis of Presentation and Use of Estimates

The preparation of consolidated financial statement in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect certain amounts reported in the consolidated financial statement and accompanying notes. Significant estimates include the fair value of stock-based compensation and allowance for receivables.

Management believes that the estimates utilized in preparing its consolidated financial statement are reasonable. Actual results could differ from these estimates.

Cash and Cash Equivalents

For purposes of the consolidated financial statement, cash and cash equivalents consist primarily of cash on deposit, money market accounts, and investment-grade commercial paper, all of which have original maturities of three months or less. Interest income on cash equivalents

2. Summary of Significant Accounting Policies (continued)

is recognized on an accrual basis. Cash equivalents are stated at cost plus accrued interest, which approximates fair value.

Soft Dollar Programs

The Company permits institutional customers to allocate a portion of their gross commissions to pay for research products and other services provided by third parties. The amounts allocated for those purposes are commonly referred to as soft-dollar arrangements. The Company accounts for soft dollar expenses on an accrual basis. An accrued soft-dollar research payable of $2,898,761 is classified as trade accounts payable in the consolidated statement of financial condition. The funds do not represent "customer funds" of the relevant customers or "funds carried for the account of" the relevant customers as defined in Rule 15c3-3 of the Securities Exchange Act.

Due from Brokers

Due from brokers consists of amounts due to the Company from clearing agents. Management evaluates collectability of receivables periodically and adjusts the balance to the amount it expects to collect. Management believes its risk of loss on currently recorded receivables is minimal and accordingly no allowance for doubtful accounts has been provided.

Commissions and Other Receivables

Commissions and other receivables consist primarily of amounts due to the Company in relation to options transactions that are billed at month-end. Management evaluates collectability of receivables periodically and adjusts the balance to the amount it expects to collect. Management believes its risk of loss on currently recorded receivables is minimal and accordingly no significant allowance for doubtful accounts has been provided.

Income Taxes

The Company is a flow-through entity for federal tax and state purposes and provides its unit holders with federal and state K-1 statements annually. Accordingly, no provision has been made for U.S. federal income taxes in the accompanying consolidated financial statement. The Company files state returns in various states. Some state and local jurisdictions apply an income tax to unincorporated entities.

JonesTrading Institutional Services LLC and Subsidiaries

Notes to Consolidated Financial Statement (continued)

December 31, 2016

2. Summary of Significant Accounting Policies (continued)

The Company's subsidiary JTC is incorporated as a private corporation and pays Canadian federal and provincial taxes. The company's subsidiary JTIL is a disregarded entity for U.S. income tax purposes. It is a corporation for U.K. income tax purposes and files a U.K. corporate tax return. The company has a full valuation allowance on any deferred tax asset that would be recorded.

The Company recognizes the tax benefit of uncertain tax positions only when the position is "more likely than not" to be sustained assuming examination by a tax authority. Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statement, nor has the Company been assessed interest or penalties by any major tax jurisdictions. The Company's evaluation was performed for all tax years ending December 31, 2016. Tax years 2013 through 2015 are subject to examination by state taxing authorities.

Foreign Currency

The financial position and results of operations of the Company's foreign wholly owned Subsidiary, JonesTrading Canada Inc., are measured using the Canadian Dollar as the local currency. The financial position and results of operations of JonesTrading International Limited, are measured using the Pound Sterling as the local currency. Assets and liabilities have been translated at the rates of exchange on the balance sheet dates. Revenues and expenses for the years ended December 31, 2016 have been translated into U.S. dollars at average exchange rates prevailing during the years. The resulting foreign currency translation adjustments are recorded as other comprehensive income in the accompanying consolidated financial statement.

As of December 31, 2016, the exchange rate between U.S. Dollars and Canadian Dollars was U.S. $1.00 = CAD 1.3446, and the weighted average exchange rate for the year then ended was U.S. $1.00 = CAD 1.3638. As of December 31, 2016, the exchange rate between U.S. Dollars and Pound Sterling was U.S. $1.00 = GBP 0.8106, and the weighted average exchange rate for the year then ended was U.S. $1.00 = GBP 0.7387.

Gains and losses from foreign currency exchange transactions such as those resulting from exchanges of foreign currency are included in the Consolidated Statement of Income and Comprehensive Income.

JonesTrading Institutional Services LLC and Subsidiaries

Notes to Consolidated Financial Statement (continued)

December 31, 2016

3. Fair Value

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard establishes the following hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value:

- Level 1 -Inputs use quoted unadjusted prices in active markets for identical assets or liabilities that the Company has the ability to access.

- Level 2 -Fair value measurements use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets as well as other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

- Level 3 -Inputs that are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

The inputs or methodology used for valuing assets and liabilities are not necessarily an indication of the risk associated with investing in those assets and liabilities.

Certain financial instruments are carried at cost on the Statement of Financial Condition, which approximates fair value due to their short-term, highly liquid nature. These instruments are classified as Level 1.

Assets and liabilities measured at fair value on a recurring basis are summarized below:

Assets at Fair Value at December 31, 2016				
	Level 1	Level 2	Level 3	Total
Money Market Mutual Funds	$11,597,827	$ -	$ --	$11,597,827
Certificate of Deposit	2,999,696	-	--	2,999,696
Total	$14,597,523	$ --	$ --	$14,597,523

As of December 31, 2016 Money Market Mutual Funds of $11,597,827 and a Certificate of Deposit of $2,999,696 were included in Cash Equivalents in the consolidated statement of financial condition. There were no transfers between Levels 1, 2, and 3 and at December 31, 2016, the Company did not hold any Level 2 or 3 assets or liabilities.

JonesTrading Institutional Services LLC and Subsidiaries

Notes to Consolidated Financial Statement (continued)

December 31, 2016

4. Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), and has elected the basic method allowed by Rule 15c3-1. This requires the Company to maintain a net capital equal to the greater of $250,000 plus minimum capital requirements for all subsidiaries or 6.67% of the aggregate indebtedness. At December 31, 2016, the Company's net capital was $22,824,186, which was $20,845,971 in excess of this requirement.

The Company consolidates its wholly owned subsidiaries under generally accepted accounting principles. The Company consolidates these subsidiaries for its FOCUS reporting requirements in accordance with Rule SEC 15c3-1 Appendix C. The FOCUS report includes an additional $3,175,390 of assets and liabilities from our operating subsidiaries and an additional $1,031,798 of equity for notes receivable from members.

Under its rules, FINRA may prohibit a member firm from expanding its business or paying dividends if resulting net capital would be less than 5 percent of aggregate debit balances.
Advances to affiliates, dividend payments and other equity withdrawals by the Company are subject to certain notification and other provisions of the SEC and FINRA rules. In addition, the Company is subject to certain notification requirements related to withdrawals of excess net capital.

5. Fully Disclosed Clearing Agreement

During 2016, the Company and JTIL cleared all customer transactions through its fully disclosed agreements with Merrill Lynch, Pierce, Fenner & Smith Incorporated, a New York Stock Exchange member firm, and, therefore, the Company operates pursuant to exemptions contained in Rule 15c3-3 of the Securities and Exchange Act of 1934. At December 31, 2016, due from broker was $17,482,021, which consists of cash. JTC cleared all customer transactions through its fully disclosed agreement with Fidelity Clearing Canada ULC, a Toronto Stock Exchange member firm. At December 31, 2016, the due from broker was $3,214,321, which consists of cash.

6. Notes Receivable

At December 31, 2016, notes receivable amounted to $1,031,798, which consists of loans from the Company to employees to purchase stock in Jones & Associates (J&A). Loans from the

6. Notes Receivable (continued)

Company to employees to purchase stock in J&A are reported as a reduction of members' equity. The majority of the notes are full-recourse promissory notes bearing interest at approximately 1.73% and are collateralized by the stock purchased. Principal and interest are paid through owners' distributions of income on a monthly basis. During the year ended December 31, 2016, the Company through a cashless distribution to the member settled $14,347,256 of notes receivable. The Company received cash repayments from members in the amount of $470,289 for the year ended December 31, 2016.

Interest income earned on these notes for the year ended December 31, 2016, was $14,986.

7. Retirement and Deferred Compensation Plans

Retirement Plan

The Company provides a 401(k) deferred compensation retirement plan to both hourly and salaried employees. Any employee who has completed six months of service shall be eligible to participate. An eligible employee shall become a participant effective as of the first day of the month following the date that the employee met the eligibility requirements, as previously discussed.

The Company also makes profit-sharing contributions to the accounts of employees. For the year ended December 31, 2016, the Company contributed 4% of salaries for certain non-highly compensated employees to the plan and up to $31,800 to the account of certain highly compensated participants. The contribution rate is variable and is determined by the Company on an annual basis. The total contributions to be made for the year ended December 31, 2016, were $1,161,654.

Deferred Compensation Plan

On July 1, 2008, the Company implemented a deferred compensation plan (the Plan). The Plan is intended to provide certain employees the opportunity to defer compensation on a pretax basis. Participants have the ability to allocate their deferrals among a number of investment options and may receive their benefits at termination, retirement, or "in service" either in a lump sum or in quarterly installments over 5, 10, or 15 years. The Company's contributions into this Plan are discretionary and may be granted to key employees annually based on the employee's performance. Participants generally vest in Company contributions over a three-to-four-year

7. Retirement and Deferred Compensation Plans (continued)

period. The deferred compensation liability for the year ended December 31, 2016, was $11,835,359 and is included in accrued compensation payable.

Company-Owned Life Insurance (COLI) Policies

The Company purchased COLI contracts insuring employees eligible to participate in the deferred compensation plan. The gross cash surrender value of these contracts was $8,697,992 and is included in other assets in the accompanying consolidated statement of financial condition as of December 31, 2016. There were no outstanding policy loans as of December 31, 2016. Management intends to use the future death benefits from these insurance contracts to fund the deferred compensation arrangements.

8. Leases

The Company leases office space and equipment under non-cancelable operating lease agreements which expire on various dates through 2021. At December 31, 2016, the future minimum obligations under these agreements were as follows:

Year ended December 31:

2017	$ 2,210,353
2018	2,012,631
2019	1,702,145
2020	1,423,501
Thereafter	1,387,165
Total	$ 8,735,795

Certain leases contain renewal options and escalation clauses, the latter of which are factored into future minimum lease commitments.

9. Members' Equity

At December 31, 2016, the Company's equity consists of units of the Company, of which there are 30,000,000 units authorized and 24,607,123 units outstanding. Approximately 86.9% of these units are owned by J&A. The remaining units are owned by current and former employees.

9. Members' Equity (continued)

Under state law and the Company's operating agreement, members cannot be liable for more than their original capital contribution.

On November 4, 2015, the amended its Operating Agreement to authorize 3,000,000 Profits Participating Units (PPUs), which permit the holder to participate in all future profits of the Company. PPUs have no value on the date they are granted. The Company records the share of the Company's profits earned by the PPUs as compensation expense. If an employee terminates his or her employment with the Company, the PPUs are repurchased at the PPU capital balance. The total capital balance of all PPUs at December 31, 2016, was $0. The carrying value of the PPUs approximates the fair value.

10. Off-Balance-Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company enters into various equity transactions as the agent. The execution and settlement of these transactions can result in off-balance-sheet risk or concentrations of credit risk.

The Company records client securities transactions on a settlement-date basis. The Company is exposed to off-balance-sheet risk of loss on unsettled transactions in the event clients and other counterparties are unable to fulfill contractual obligations. All trades outstanding at December 31, 2016, settled in a timely manner, resulting in no exposure to unsettled transactions as of December 31, 2016. The Company is also exposed to credit risk as it relates to the collection of receivables from third parties.

11. Leasehold Improvements and Equipment

Leasehold improvements and equipment are recorded at cost. Depreciation is computed using the straight-line method based upon the estimated useful lives of the various classes of assets, furniture and equipment (seven years), data processing equipment (five years), and leasehold improvements (over the lease term). The Company also capitalizes qualified expenses related to software and project development. In the current year, no such assets are included in the data processing equipment class.

A summary of the Company's property and equipment as of December 31, 2016, is as follows:

11. Leasehold Improvements and Equipment (continued)

Furniture and fixtures	$	3,428,081
Data processing equipment		4,415,416
Leasehold improvements		5,213,216
		13,056,713
Less: accumulated depreciation		11,338,966
Leasehold improvements and equipment, net	$	1,717,747

12. Commitments and Contingencies

Litigation

From time to time, the Company may be involved in ordinary routine litigation incidental to its business. Currently, there are no litigations against the Company.

Certain conditions may exist as of the date the consolidated financial statement is issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's consolidated financial statement. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed, unless they involve guarantees, in which case the guarantees would be disclosed. There can be no assurance that such matters will not materially and adversely affect the Company's business and financial position.

12. Commitments and Contingencies (continued)

Indemnifications

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated clearing organization that maintains custody of customers' securities. Through indemnification provisions in agreements with clearing organizations, customer activities may expose the Company to off-balance sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

13. Subsequent Events

The Company evaluates subsequent events for recognition and disclosure through the date this financial statement is available to be issued.